Exhibit 99.1

JX Luxventure Signs Blockbuster USD60,000,000 (5X 2020 Revenue) Sales Agreement

Haikou, CHINA, March 22, 2022— JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a service provider delivering comprehensive solutions to global elite families with business segments covering menswear, cross-border merchandise, airfare and tourism, announced today that, on March 21, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Chongqing E-Pet Technology Co., Ltd. (“Chongqing E-Pet”), one of the major operators of online cross-border pet-food shopping platform in China. Pursuant to the Agreement, Chongqing E-Pet will purchase from JX Hainan cross-border pet foods in the amount up to USD60,000,000 to be distributed on the platforms operated by Chongqing E-Pet.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “This cooperation shows the ever-growing demand for the cross-border pet food in China and opens a new category of cross border goods for JX Luxventure. After a stellar year of revenue growth of 2021, this agreement puts JX Luxventure on pace to have another one for 2022.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a service provider delivering comprehensive solutions to global elite families. Its business segments cover menswear, cross-border merchandise, airfare and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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